EXHIBIT 99.1

Update on re-sale of unsecured bonds held in treasury and share buyback

Golar LNG Limited (“Golar” or the “Company”) announces that it has recently re-sold $30.5 million notional value of its senior unsecured bonds maturing 20 October 2025 (ISIN NO0011123432) which were previously held in treasury. Following the sale, Golar maintains $130.6 million notional value of unsecured bonds in treasury.

The Company also provides an update on its previously announced share buyback program with total approved amount of up to $150.0 million. Since 30 September 2023, the company has bought back a total of 1,126,682 shares. Upon cancellation of these shares, the total number of outstanding shares will be reduced to 104,798,000. Of the $150.0 million approved share buyback scheme, $92.9 million remains available for further repurchases which will continue to be opportunistically pursued.

Golar LNG Limited
Hamilton, Bermuda
December 7, 2023

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act